UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2019

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 1, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: June 3, 2019	By:	/s/ David Schilansky
	Name:	David Schilansky
	Title:	Deputy Chief Executive Officer

Exhibit 99.1

DBV Technologies to Present Data from Epicutaneous Immunotherapy at EAACI 2019

Data presented highlights potential long-term benefit of Viaskin® Peanut

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that abstracts highlighting clinical and pre-clinical data for epicutaneous immunotherapy (EPIT®), the basis for its Viaskin technology platform, were accepted for poster and oral presentation at the European Academy of Allergy & Clinical Immunology (EAACI) Congress in Lisbon, Portugal, June 1-5, 2019. The abstracts were published on the EAACI meeting website on June 1, 2019.

The Company will present two late-breaking abstracts on safety, efficacy and tolerability from the Viaskin Peanut Phase III program at the Congress. The Consortium for Food Allergy Research (CoFAR) will also present open label follow-up data from the Phase II academic study of Viaskin Peanut in peanut-allergic children and adolescents ages 4-25. Results highlight the potential benefit of longer-term treatment with Viaskin Peanut.

Viaskin Peanut is an investigational therapy which aims to deliver biologically active compounds to the immune system through the skin to potentially safeguard peanut-allergic children in the event of accidental exposure to peanuts.

“By using the skin to activate the immune system, EPIT may provide potential benefit to patients with food allergies in a non-invasive manner,” said Dr. Hugh Sampson, Chief Scientific Officer and interim Chief Medical Officer of DBV Technologies and Kurt Hirschhorn Professor of Pediatrics at the Icahn School of Medicine at Mount Sinai. “We’re excited to highlight Viaskin Peanut, if approved, as a potential treatment option for peanut allergy, which can be life-threatening. In addition to the data being presented at EAACI, we look forward to continuing to explore the potential benefit of long-term treatment with Viaskin Peanut, with year-three results from our ongoing open label PEOPLE trial expected around the end of the year.”

Selected Abstracts of Interest:

Peanut Allergy Data

“Safety and Efficacy of Epicutaneous Immunotherapy for Peanut Allergic Children With and Without Asthma” will be presented by Lars Lange, St. Marien Hospital · Department of Pediatrics

•	Poster Number: LB PDS 1719

•	Session Number: LB PDS 01

•	Session Title: Immunotherapy and clinical outcomes

•	Poster Hall Location: PDS Dome in e-Poster Area D (FIL)

•	Presentation Date: Sunday, June 2, 2019

•	Presentation Time: 10:30 am-12:00 pm

“Safety and tolerability of epicutaneous immunotherapy (EPIT) for peanut allergy: analysis from two Phase 3 clinical trials” will be presented by Amy M. Scurlock, M.D., the University of Arkansas for Medical Sciences and Arkansas Children’s Hospital

•	Oral Abstract Number: LB OA 1699

•	Session Number: LB OAS 01

•	Session Title: Novel approaches of immunotherapy

•	Presentation Location: Hall 13 (FIL)

•	Presentation Date: Monday, June 3, 2019

•	Presentation Time: 2:47 pm-2:59 pm

Cashew Nut Allergy Data

“Epicutaneous immunotherapy (EPIT) protects from anaphylaxis in cashew nut-sensitized mouse model” will be presented by Benjamin Pelletier, MSc, DBV Technologies

•	Poster Number: TP 1250

•	Session Number: TPS 36 AIT

•	Session Title: Mechanisms and allergens

•	Poster Hall Location: e-Poster station 19 in e-Poster Area D (FIL)

•	Presentation Date: Monday, June 3, 2019

•	Presentation Time: 12:15 pm-1:45 pm

NIAID-Sponsored Peanut Allergy Data

“Impact of epicutaneous immunotherapy (EPIT) for the treatment of peanut allergy in children and young adults: Follow-up from the consortium for food allergy research (CoFAR) study” will be presented by Jones, Stacie, M.D., Arkansas Children’s Hospital

•	Poster Number: TP 1568

•	Session Number: TPS 54

•	Session Title: Treatment of food allergy

•	Poster Hall Location: e-Poster station 16 in e-Poster Area C (FIL)

•	Presentation Date: Tuesday, June 4, 2019

•	Presentation Time: 12:00 pm-1:30 pm

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of the EPIT platform and Viaskin® Peanut as a treatment for peanut-allergic children, and the Company’s regulatory plans regarding Viaskin Peanut. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and the risk that historical clinical results in one patient population may not be predictive of future clinical trial results in different patient populations. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1-646-650-3912

joseph.becker@dbv-technologies.com